SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1 (b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

New Oriental Education & Technology Group Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G6470A 10 8

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G6470A 10 8	Schedule 13 G

1	NAME OF REPORTING PERSON Tigerstep Developments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER Tigerstep Developments Limited, as the direct record holder of 34,200,000 common shares, may be deemed to have sole voting power with respect to these shares.
6 SHARED VOTING POWER See item 5.
7 SOLE DISPOSITIVE POWER Tigerstep Developments Limited, as the direct record holder of 34,200,000 common shares, may be deemed to have sole dispositive power with respect to these shares.
8 SHARED DISPOSITIVE POWER See item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,200,000 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.7%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. G6470A 10 8	Schedule 13 G

1	NAME OF REPORTING PERSON Bamei Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

            34,200,000 common shares. Tigerstep Developments Limited, a company solely owned and controlled by Ms. Li, may also be deemed to have sole voting power with respect to the above shares.

6 SHARED VOTING POWER 203,039 common shares

  7    SOLE DISPOSITIVE POWER

            34,200,000 common shares. Tigerstep Developments Limited, a company solely owned and controlled by Ms. Li, may also be deemed to have sole dispositive power with respect to the above shares.

8 SHARED DISPOSITIVE POWER 203,039 common shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,403,039 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.8%
12	TYPE OF REPORTING PERSON IN

ITEM 1	(a).	NAME OF ISSUER:

New Oriental Education & Technology Group Inc. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Tigerstep Developments Limited Bamei Li

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Tigerstep Developments Limited c/o Michael Minhong Yu No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China

Bamei Li c/o Michael Minhong Yu No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China

ITEM 2	(c).	CITIZENSHIP:

Tigerstep Developments Limited – British Virgin Islands

Bamei Li – People’s Republic of China

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Shares

ITEM 2	(e).	CUSIP NUMBER:

G6470A 10 8

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Common Shares of the issuer by the Reporting Person is provided as of December 31, 2007:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Tigerstep Developments Limited	34,200,000	22.7%	34,200,000	0	34,200,000	0

Bamei Li	34,403,039	22.8%	34,200,000	203,039	34,200,000	203,039

As of December 31, 2007, Tigerstep Developments Limited, a British Virgin Islands company, was the record owner of 34,200,000 common shares of the Issuer. Bamei Li is the sole owner and director of Tigerstep Developments Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Bamei Li may be deemed to beneficially own all of the shares held by Tigerstep Developments Limited.

As of December 31, 2007, Capital River Group Limited, a British Virgin Islands company, held 203,309 common shares on behalf of Bamei Li. Baimei Li may be deemed to beneficially own these shares.

Bamei Li and Michael Minhong Yu are mother and son. Michael Minhong Yu may be deemed to have beneficial ownership of the shares held by Bamei Li. Michael Minhong Yu expressly disclaims such beneficial ownership of the shares beneficially owned by Bamei Li.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2008

Tigerstep Developments Limited	By:	/s/ Bamei Li
	Name:	Bamei Li
	Title:	Director

Bamei Li		/s/ Bamei Li
Bamei Li

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement